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	September 20, 2022	SÃO PAULO
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VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Mobileye Global Inc.
Amendment No. 3 to the Draft Registration Statement on Form S-1
Submitted August 22, 2022
CIK 0001910139

Ladies and Gentlemen:

On behalf of Mobileye Global Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 6, 2022 on the Company’s amended Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted on August 22, 2022. Concurrently with the submission of this letter, the Company is submitting Amendment No. 4 to the Draft Registration Statement (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for the Staff’s review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Revised Registration Statement.

U.S. Securities and Exchange Commission

September 20, 2022

Prospectus Summary, page 1

1.	You state that during the first half of 2022, you shipped approximately 16 million SoCs. Considering the significance of SoCs to your total revenue, coupled with the supply constraints related to chips, please revise throughout the filing to also disclose the number of SoC's shipped for each period presented to add context to this disclosure.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 4, 70, 73, 94, 96, 115 and 117 to disclose the number of SoCs shipped during the first half of 2021 and during 2021, 2020 and 2019.

Prospectus Summary

Relationship with Intel, page 9

2.	Please revise to highlight the key provisions relating to your ongoing relationship with Intel pursuant to the Master Transaction Agreement, including the material terms of any agreements related to the conduct of this offering and future transactions. Disclose that you will grant Intel a continuing right to purchase from the company such number of shares of Class A common stock or Class B common stock as is necessary for Intel to maintain an aggregate ownership of your common stock representing at least 80.1% of your common stock outstanding following the completion of this offering. Also disclose that the Master Transaction Agreement provides that you will cooperate with Intel to accomplish a distribution by Intel of your common stock to Intel stockholders and that Intel will determine, in its sole and absolute discretion, whether to proceed with all or part of the distribution, the date of the distribution and the form, structure and all other terms of any transaction to effect the distribution, if at all.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 11 to highlight the key provisions relating to its ongoing relationship with Intel pursuant to the Master Transaction Agreement, including the material terms of any agreements related to the conduct of this offering and future transactions. The revised disclosure discloses that the Company will grant Intel a continuing right to purchase from the Company such shares of Class A common stock or Class B common stock as is necessary for Intel to maintain an aggregate ownership interest of the Company’s common stock representing at least 80.1% of the Company’s common stock outstanding following completion of this offering. The revised disclosure also discloses that the Company will cooperate with Intel to accomplish a distribution by Intel of the Company’s common stock to Intel stockholders which is intended to qualify as a distribution under Section 355 of the Code, or any corresponding provision of any successor statute, and that the Company has agreed to promptly take any and all actions reasonably necessary or desirable to effect any such distribution, in which Intel will determine, in its sole and absolute discretion, whether to proceed with all or part of the distribution, the date of the distribution and the form, structure and all other terms of any transaction to effect the distribution.

U.S. Securities and Exchange Commission

September 20, 2022

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 67

3.	We note that you removed the pro forma adjustment for the settlement of the related party loan in connection with the legal purchase of Moovit entities. Your disclosures on page F-48 indicate that the $900 million is payable in cash to Intel and presented within related party payable. Please clarify whether final settlement has been paid. If not, tell us how and when such amount will be settled. To the extent final settlement relates to either the Reorganization or Offering transactions, revise as necessary to reflect this transaction in your pro forma financial statements or explain.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 63 to disclose that the Company plans to settle the $900 million payable from the Company to Intel for the legal purchase by the Company from Intel of 100% of the issued and outstanding equity interests of the Moovit entities, which was completed on May 31, 2022, with cash to be received from Intel’s payment of amounts it owes to the Company under the Bilateral Loan Arrangement, and that the timing of the $900 million payment from the Company to Intel for the Moovit Purchase remains to be determined between the Company and Intel primarily based on certain tax considerations and is not tied to the timing of the Reorganization or this offering. The revised disclosure clarifies that the $900 million payable from the Company to Intel for the Moovit Purchase is presented within related party payable on the balance sheet in the Company’s historical combined financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Six months ended July 2, 2022 and June 26, 2021, page 79

4.	Your discussion appears to attribute the decrease in gross margin for the first half of fiscal 2022 to the sale of SuperVision with greater hardware content. On page 23 and 73 you indicate that as a result of the global semiconductor shortage and inflationary pressures, you have experienced, continue to experience and expect to experience in 2023, increases in the cost of your EyeQ SoCs. You further state that while you are seeking to adjust prices charged to your customers, you anticipate your gross margin will decrease, as least in the short term. Please tell us, and revise your disclosures as necessary, to clarify how the semiconductor shortage and inflationary pressures impacted your gross margins for the first half of fiscal 2022.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 to disclose that the rise in the cost of the Company’s EyeQ® SoCs due to the global semiconductor shortage and inflationary pressures had a downward impact on the Company’s gross margin for the six months ended July 2, 2022 compared to the six months ended June 26, 2021, but to a lesser extent than the downward impact from SuperVisionTM sales because the Company entered 2022 with an opening balance of EyeQ® SoC inventory that the Company previously acquired at lower-than-current prices and passed on some of the increased costs of EyeQ® SoCs acquired at current prices to its customers.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Mobileye Global Inc.
Anat Heller

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg Noel

cc:	Sullivan & Cromwell LLP
John L. Savva